Mail Stop 3561

April 14, 2010

<u>Via Fax & U.S. Mail</u>

Ms. Dawn H. Bertsche
Chief Financial Officer
4053 Clough Woods Drive
Batavia, Ohio 45103

   Re: **Multi-Color Corporation**
     Form 10-K for the year ended March 31, 2009
     Filed June 9, 2009
     File No. 000-16148

     Definitive Proxy Statement on Schedule 14A
     Filed June 25, 2009
     File No. 000-16148

Dear Ms. Bertsche:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Linda Cvrkel
       Branch Chief

Via facsimile
(513) 345-1102